Exhibit 99.1

Seaspan Corporation

Unit 2, 2nd Floor, Bupa Centre

141 Connaught Road West

Hong Kong, China

c/o 2600 – 200 Granville Street

Vancouver, BC

Canada V6C 1S4

Tel: 604-638-2575

Fax: 604-648-9782

www.seaspancorp.com

FOR IMMEDIATE RELEASE

FAIRFAX FINANCIAL INVESTS ADDITIONAL $500 MILLION IN SEASPAN,

INCREASING TOTAL INVESTMENT TO $1 BILLION

$500 Million Equity Capital Investment Through Exercise of 77 Million Warrants

Amplifies Ability to Drive Consolidation in Containership Sector

Strengthens Balance Sheet, Enriches Access to Capital and

Positions Seaspan for Long-Term Success

HONG KONG, China, May 31, 2018 – Seaspan Corporation (“Seaspan”) (NYSE:SSW), the world’s largest independent containership owner operator, today announced that Fairfax Financial Holdings Limited, through certain subsidiaries (collectively, “Fairfax”), has entered into a definitive agreement to invest an additional $500 million of equity in Seaspan through the exercise of two tranches of warrants, increasing Fairfax’s total investment in Seaspan to $1 billion.

David Sokol, Chairman of Seaspan Corporation, commented, “Our Board of Directors and management team are excited by this transformative investment, which will further bolster Seaspan’s strategy to lead consolidation in the fragmented containership sector and capitalize on the most compelling opportunities in the shipping sector and beyond it. Building on our acquisition of Greater China Intermodal Investments and existing partnership with Prem Watsa and Fairfax, the cumulative investment of $1 billion from Fairfax will also significantly strengthen Seaspan’s balance sheet, significantly improve access to capital and accelerate our progress toward achieving an investment grade credit rating. With foundational, long-term oriented partners like Fairfax and the Washington family, we have the opportunity to build on our industry-leading position to drive growth and sustainable shareholder value creation for many years to come.”

“Seaspan has a strong leadership team with a compelling vision and laser focus on execution,” said Prem Watsa, Chairman and Chief Executive Officer of Fairfax. “As the global containership industry continues to consolidate, we believe owner-operators like Seaspan, with financially sound balance sheets, will have excellent growth prospects. We are excited about Seaspan’s outstanding progress over the past six months, and with David Sokol’s proven capital allocation and shareholder value creation credentials, we are thrilled to expand our relationship. This transaction represents one of Fairfax’s largest investments in a public company, which is a clear indication of our respect for David Sokol and Dennis Washington.”

Bing Chen, President and Chief Executive Officer of Seaspan, stated, “We are honored by Fairfax’s transformative series of investments in Seaspan, totalling $1 billion, over the past five months. We remain focused on deploying capital in a disciplined and value-enhancing manner, and pursuing opportunities that best serve our customers and create meaningful returns. The support of Fairfax, the Washington family and our other long-term shareholders is instrumental for us to execute on our strategy and create lasting value for all shareholders.”

Transaction Details:

The definitive agreement provides that on July 16, 2018, Fairfax will exercise all of the warrants issued to Fairfax on February 14, 2018, to acquire approximately 38.46 million Class A common shares at an exercise price of $6.50 per share. In January, 2019, Fairfax will immediately exercise all of the warrants that are issued to Fairfax in connection with the closing of Fairfax’s second debenture investment of $250 million pursuant to the subscription agreement dated March 13, 2018. Upon exercise of the warrants in January 2019, Fairfax will acquire approximately 38.46 million Class A common shares at an exercise price of $6.50 per share, for a total equity investment of $500 million.

In consideration for Fairfax exercising these warrants in advance of their seven year terms, 2025 and 2026 expirations, Seaspan will issue Fairfax seven year warrants to acquire 25 million Class A common shares at an exercise price of $8.05 per share and amend the terms of the debentures that were issued on February 14, 2018 and will be issued on or about January 15, 2019 to allow Fairfax to call for early redemption of some or all of those debentures on each respective anniversary date of issuance to the respective seven year maturity date.

Upon the full exercise of both tranches of warrants, Fairfax’s total investment in Seaspan will increase to $1 billion, consisting of $500 million of Class A common shares and $500 million in debentures.

The definitive agreement provides for customary closing conditions. For additional information, please refer to Seaspan’s report issued on Form 6-K to be filed on May 31, 2018.

Investor Conference Call:

Seaspan will host a conference call for investors and analysts to discuss today’s news, with details as follows:

Date of Conference Call: Scheduled Time: Participant Toll Free Dial In #: International Dial In #: Audience Passcode:	Thursday, May 31, 2018 8:30 a.m. ET / 7:30 a.m. CT / 6:30 a.m. MT / 5:30 a.m. PT 1-877-246-9875 1-707-287-9353 3370917

To access the live webcast of the conference call, go to www.seaspancorp.com and click on “News & Events” then “Events & Presentations” for the link.

A replay of the conference call will be available from 11:30 a.m. ET on May 31, 2018 to 11:59 p.m. ET on June 14, 2018. The replay telephone numbers are: 1-855-859-2056 or 1-404-537-3406 and the replay passcode is: 3370917.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This press release is not an offer of securities for sale in the United States, and the securities may not be offered or sold in the United States absent registration or an exemption from the registration requirements. The securities have not been registered under the United States Securities Act of 1933, as amended.

About Seaspan

Seaspan provides many of the world’s major container shipping liners with alternatives to vessel ownership by offering long-term leases on large, modern containerships combined with industry-leading ship management services. Seaspan’s operating fleet consists of 112 containerships with a total capacity of over 900,000 TEU, an average age of approximately 5 years and an average remaining lease period of approximately 5 years, on a TEU weighted basis.

Seaspan has the following securities listed on The New York Stock Exchange:

Symbol:	Description:

SSW	Class A common shares

SSW PR D	Series D preferred shares

SSW PR E	Series E preferred shares

SSW PR G	Series G preferred shares

SSW PR H	Series H preferred shares

SSWN	6.375% senior unsecured notes due 2019

SSWA	7.125% senior unsecured notes due 2027

About Fairfax Financial Holdings Limited

Fairfax is a holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management.

Cautionary Note Regarding Forward-Looking Statements

This release contains certain forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and our operations, performance and financial condition, including, in particular, the likelihood of our success in developing and expanding our business. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates”, “projects”, “forecasts”, “will”, “may”, “potential”, “should”, and similar expressions are forward looking statements. These forward-looking statements reflect management’s current views only as of the date of this release and are not intended to give any assurance as to future results. As a result, you are cautioned not to rely on any forward-looking statements. Forward-looking statements appear in a number of places in this release. Although these statements are based upon assumptions we believe to be reasonable based upon available information, including operating margins, earnings, cash flow, expected 2019 annual EBITDA from Greater China Intermodal Investments LLC, working capital and capital expenditures, they are subject to risks and uncertainties. These risks and uncertainties include, but are not limited to: future operating or financial results; our expectations relating to dividend payments and forecasts of our ability to make such payments; pending acquisitions, business strategy and expected capital spending; operating expenses, availability of crew, number of off-hire days, drydocking requirements and insurance costs; general market conditions and shipping market trends, including charter rates and factors affecting supply and demand; our financial condition and liquidity, including our ability to obtain additional financing in the future to fund capital expenditures, acquisitions and other general corporate activities; estimated future capital expenditures needed to preserve our capital base; our expectations about the availability of ships to purchase, the time that it may take to construct new ships, or the useful lives of our ships; our continued ability to enter into long-term, fixed-rate time charters with our customers; our ability to leverage to our advantage Seaspan’s relationships and reputation in the containership industry; changes in governmental rules and regulations or actions taken by regulatory authorities; changes in worldwide container demand; changes in trading patterns; competitive factors in the markets in which we operate; potential inability to implement our growth strategy; potential for early termination of long-term contracts and our potential inability to renew or replace long-term contracts; ability of our customers to make charter payments; potential liability from future litigation; conditions in the public equity markets; and other factors detailed from time to time in our periodic reports and filings with the Securities and Exchange Commission, including Seaspan’s Annual Report on Form 20-F for the year ended December 31, 2017. We expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, or otherwise. We make no prediction or statement about the performance of any of our securities.

For Investor Relations Inquiries:

Mr. Michael Sieffert

Director, Corporate Finance

Seaspan Corporation

Tel. 778-328-6490

For Media Inquiries:

Jared Levy / Danya Al-Qattan /Nikki Ritchie

Sard Verbinnen & Co

Tel. 212-687-8080

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